AGREEMENT AND PLAN OF SHARE EXCHANGE

     THIS AGREEMENT AND PLAN OF SHARE EXCHANGE (hereinafter referred to as the “Agreement”), is entered into as the date set forth below, by and among, Yaterra Ventures Corp., a publicly-owned Nevada corporation (“Acquirer”), PureSpectrum Oil and Gas, Inc. a Nevada corporation (“Target”) and the Target’s parent, PureSpectrum, Inc., (the “Target Parent”) and the secured creditors of the Target’s Parent (the “Secured Creditors”). Acquirer, Target, Target Parent and the Secured Creditors are sometimes hereinafter collectively referred to as the “Parties” and individually as a “Party”).

W I T N E S S E T H

     WHEREAS, Acquirer is a publicly-owned Nevada corporation with approximately One Million Six Hundred Thirty Thousand (1,630,000) shares of common stock, par value $0.001 per share, issued and outstanding (the “Acquirer Common Stock”) and is quoted by the OTC Markets quotation service under the symbol “YTRV”.

     WHEREAS, Target is a Nevada corporation, all of the outstanding capital stock of which is owned by Target (the “Target Shares”), is owned as of the date hereof by the Target Parent.

     WHEREAS, Secured Creditors are owed the amounts as set forth in Schedule A, by Target Parent (the “Secured Debts”), and these debts are secured by all of the assets of Target Parent, which includes without limitation Target.

     WHEREAS, Acquirer shall acquire all of the Target Shares from Target Parent solely in exchange for an aggregate of Two Million Five Hundred Thousand (2,500,000) newly issued shares of Acquirer Common Stock (the “Exchange Shares”) and assumption of Seventy Percent (70%) of the Secured Debts pursuant to the terms and conditions set forth in this Agreement.

     WHEREAS, immediately upon consummation of the Closing (as hereinafter defined), the Exchange Shares will be issued to Target. The such Exchange Shares shall be in full satisfaction of any and all claims that any Target Shareholder may have against Target, including without limitation, any and all back pay, expenses, investment or loans;

     WHEREAS, following the Closing, Target will become a wholly-owned subsidiary of Acquirer; and

     WHEREAS, the Parties intend that the transaction contemplated herein (the “Transaction”) qualify as a reorganization and tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986, as amended.

     NOW THEREFORE, on the stated premises and for and in consideration of the foregoing recitals which are hereby incorporated by reference, the mutual covenants and agreements hereinafter set forth and the mutual benefits to the Parties to be derived herefrom and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

PLAN OF EXCHANGE

1.1 The Exchange. At the Closing (as hereinafter defined), all of the Target Shares issued and outstanding immediately prior to the Closing Date shall be exchanged for Two Million Five Hundred Thousand Shares (2,500,000) shares of Acquirer Common Stock. From and after the Closing Date, the Target Parent shall no longer own any Target Shares and the the Exchange Shares issued in exchange therefor pursuant to this Agreement along with assumption of Seventy Percent (70%) of the principal amount of the Secured Debts and One Hundred Percent (100%) Target Parent’s outstanding obligation to its attorney, Brinen & Associates, LLC, which is Nine Thousand Eight Hundred Three Dollars and Seventy-Two Cents ($9,803.72) . This shall be the full and complete consideration for the Target Shares and shall also be in full satisfaction of any and all claims that the Target Parent may have against Target, including without limitation, any and all investment or loans. Acquirer shall not be responsible for any obligations, unsecured debts or payables of Target Parent, including without limitation any of Target Parent’s obligations or pending obligations in regards to Arcata Electronics, Inc. and Target Parent shall indemnify and hold harmless Acquirer from any and all such other obligations.

1.2 No Dilution. Except as set forth herein, Acquirer shall neither effect, nor fix any record date with respect to, any stock split, stock dividend, reverse stock split, recapitalization, or similar change in the Acquirer Common Stock between the date of this Agreement and the Closing.

1.3 Closing. The closing of the transactions contemplated by this Agreement shall occur one day following the execution of this Agreement (the “Closing Date”).

1.4 Closing Events. At the Closing, each of the respective Parties hereto shall execute, acknowledge, and deliver (or shall cause to be executed, acknowledged, and delivered) any and all stock certificates, officers’ certificates, opinions, financial statements, schedules, agreements, resolutions, rulings, or other instruments required by this Agreement to be so delivered at or prior to the Closing. If agreed to by the Parties, the Closing may take place through the exchange of documents (other than the exchange of stock certificates) by fax, electronic mail and/or express courier. At the Closing, the Exchange Shares shall be issued in the names and denominations provided by Target. Neither the Acquirer nor the Target shall have any liability to Target Parent for additional Exchange Shares after the Closing.

1.5 Exemption From Registration. Acquirer and Target intend that the Exchange Shares to be issued pursuant to Section 1.1 hereof will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (“Securities Act”), by reason of section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated by the SEC thereunder.

ARTICLE II

REPRESENTATIONS, COVENANTS, AND WARRANTIES OF TARGET

     Target represents and warrants to Acquirer that the statements contained in this Article II are true and correct to the knowledge of Target. For purposes of this Article II, the phrase “to the knowledge of Target” or any phrase of similar import shall be deemed to refer to the actual knowledge of the executive officers of Target immediately before the Closing.

2.1 Organization. Target is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. Target has the power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in jurisdictions in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification except where the failure to be so qualified or in good standing, individually or in the aggregate. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of Target’s organizational documents. Target has taken all action required by laws, its articles of incorporation, certificate of business registration, or otherwise to authorize the execution and delivery of this Agreement. Target has full power, authority, and legal right and has taken or will take all action required by law, its Articles of Incorporation, and otherwise to consummate the transactions herein contemplated.

2.2 Capitalization. All of the issued and outstanding Target Shares are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Target. There are no agreements to which the Target is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to preemptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Target. To the knowledge of Target, there are no agreements among other parties, to which Target is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Target. All of the issued and outstanding Target Shares were issued in compliance with applicable federal and state securities laws.

2.3 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust, or other material contract, agreement, or instrument to which Target or any Subsidiary is a party or to which any of its properties or operations are subject.

2.4 Contracts. Target has provided, or will provide Acquirer, copies of all material contracts, agreements, or other commitments to which Target is a party or by which it or any of its assets, or properties are bound, including but not limited any and all documentation related to the Texas oil operators license and the P-5PB(1) bond.

2.5 Approval of Agreement. The board of directors of Target Parent (the “Target Parent Board”) and the Target Parent Shareholders will have, if necessary, authorized the execution and delivery of this Agreement by Target and will have approved the transactions contemplated hereby prior to the Closing. This Agreement has been duly and validly executed and delivered by Target and constitutes a valid and binding obligation of Target, enforceable against Target in accordance with its terms.

2.6 Governmental Authorizations. Target has all licenses, permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by Target of this Agreement and the consummation by Target of the transactions contemplated hereby.

2.7 Target Parent. The Target Parent is the legal and beneficial owners of One Hundred Percent (100%) of the Target Shares, free and clear of any claims, charges, equities, liens, security interests, and encumbrances whatsoever, and the Target Parent has full right, power, and authority to transfer, assign, convey, and deliver their respective Target Shares; and delivery of such Target Shares at the Closing will convey to Acquirer good and marketable title to such Target Shares free and clear of any claims, charges, equities, liens, security interests, and encumbrances except for any such claims, charges, equities, liens, security interests, and encumbrances arising out of such Target Shares being held by Aquirer.

2.8 Brokers. Target has not entered into any contract with any person, firm or other entity that would obligate Target or Acquirer to pay any commission, brokerage or finders’ fee in connection with the transactions contemplated herein.

2.9 Subsidiaries and Predecessor Corporations. Target has no subsidiaries. For purposes of this Agreement, a “Subsidiary” shall mean any corporation, partnership, joint venture or other entity in which a Party has, directly or indirectly, an equity interest representing Fifty Percent (50%) or more of the equity securities thereof or other equity interests therein (collectively, the “Subsidiaries”).

ARTICLE III

REPRESENTATIONS, COVENANTS, AND WARRANTIES OF ACQUIRER

Acquirer represents and warrants to Target that the statements contained in this Article III are true and correct:

3.1 Organization. Acquirer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has the corporate power and is duly authorized, qualified, franchised, and licensed under all applicable laws, regulations, ordinances, and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, and there is no jurisdiction in which it is not qualified in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the Acquirer Disclosure Schedule, attached at Schedule C, are complete and correct copies of the Articles of Incorporation and bylaws of Acquirer, and all amendments thereto, as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any provision of Acquirer’s Articles of Incorporation or bylaws. Acquirer has taken all action required by law, its Articles of Incorporation, its bylaws, or otherwise to authorize the execution and delivery of this Agreement, and Acquirer has full power, authority, and legal right and has taken all action required by law, its Articles of Incorporation, bylaws, or otherwise to consummate the transactions herein contemplated.

3.2 Capitalization. The authorized capital stock of Acquirer consists of One Million Six Hundred Thirty Thousand (1,630,000) shares of Acquirer Common Stock. All of the issued and outstanding shares of Acquirer Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Acquirer is a party or which are binding upon Acquirer providing for the issuance or redemption of any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Acquirer. There are no agreements to which Acquirer is a party or by which it is bound with respect to the voting (including without limitation voting trusts or proxies), registration under the Securities Act, or sale or transfer (including without limitation agreements relating to preemptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Acquirer. To the knowledge of Acquirer, there are no agreements among other parties, to which Acquirer is not a party and by which it is not bound, with respect to the voting (including without limitation voting trusts or proxies) or sale or transfer (including without limitation agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any securities of Acquirer. All of the issued and outstanding shares of Acquirer Common Stock were issued in compliance with applicable federal and state securities laws. The Exchange Shares to be issued at the Closing pursuant to Section 1.1 hereof, when issued and delivered in accordance with the terms hereof, shall be duly and validly issued, fully paid and nonassessable and free of all preemptive rights.

3.3 Litigation and Proceedings. There are no actions, suits, or proceedings pending or, to the knowledge of Acquirer, threatened by or against or affecting Acquirer, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign, or before any arbitrator of any kind.

3.4 Contracts. Acquirer is not a party to any material contract, agreement, or other commitment, except as specifically disclosed in its schedules to this Agreement.

3.5 No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute a default under, any indenture, mortgage, deed of trust, or other material agreement or instrument to which Acquirer is a party or to which it or any of its assets or operations are subject.

3.6 Governmental Authorizations. Acquirer is not required to have any licenses, franchises, permits, and other government authorizations, that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, as hereinafter provided, no authorization, approval, consent, or order of, or registration, declaration, or filing with, any court or other governmental body is required in connection with the execution and delivery by Acquirer of this Agreement and the consummation by Acquirer of the transactions contemplated hereby.

3.7 Compliance With Laws and Regulations. Each of Acquirer and its Subsidiaries:

3.7.1 Does not and will not immediately prior to the Closing, have any liabilities not disclosed on its annual and quarterly reports, contingent or otherwise, including but not limited to notes payable and accounts payable, and is not a party to any executory agreements; and

3.7.2 is not a “blank check Company” as such term is defined by Rule 419 of the Securities Act.

3.8 Insurance. Acquirer owns no insurable properties and carries no casualty or liability insurance.

3.9 Approval of Agreement. The board of directors of Acquirer (the “Acquirer Board”) has authorized the execution and delivery of this Agreement by Acquirer and has approved this Agreement and the transactions contemplated hereby.

3.10 Employment Matters. Acquirer has no employees other than its executive officers.

3.11 Brokers. Acquirer has not entered into any contract with any person, firm or other entity that would obligate Target or Acquirer to pay any commission, brokerage or finders’ fee in connection with the transactions contemplated herein.

3.12 Subsidiaries. Acquirer has no Subsidiaries.

ARTICLE IV

SPECIAL COVENANTS

4.1 Actions of Acquirer Shareholders. Prior to the Closing, Acquirer shall cause and demonstrate to Target the following actions have been taken by the written consent of the holders of a majority of the outstanding shares of common stock of Acquirer:

4.1.1 the approval of this Agreement and the Transactions contemplated hereby and thereby; and

4.1.2 such other actions as the Acquirer Board may determine are necessary or appropriate.

4.2 Actions of Target. Prior to the Closing, Target shall cause and demonstrate to Acquirer the following actions have been taken by the written consent of the holders of a majority of the outstanding shares of Target:

4.2.1 the approval of this Agreement and the Transactions contemplated hereby and thereby; and

4.2.2 such other actions as the Target Board may determine are necessary or appropriate.

4.3 Access to Properties and Records. Acquirer and Target will each afford to the officers and authorized representatives of the other reasonable access to the properties, books, and records of Acquirer or Target in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other, and each will furnish the other with such additional financial and operating data and other information as to the business and properties of Acquirer or Target as the other shall from time to time reasonably request.

4.4 Delivery of Books and Records. At the Closing, Target shall deliver to Acquirer, the originals of the corporate minute books, books of account, contracts, records, and all other books or documents.

4.5 Indemnification.

4.5.1 Target hereby agrees to indemnify Acquirer and each of the officers, shareholders, agents and directors of Acquirer as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in Article II.

4.5.2 Acquirer hereby agrees to indemnify Target and each of the officers, shareholders, agents and directors of Target as of the date of execution of this Agreement against any loss, liability, claim, damage, or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made under Article III.

4.6 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368 -2(g). From and after the date of this Agreement and until the Closing Date, each Party hereto shall use its reasonable best efforts to cause this transaction to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent this transaction from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

ARTICLE V

MISCELLANEOUS

5.1 Governing Law. This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to matters of state law, with the laws of New York. Any dispute arising under or in any way related to this Agreement will be determined exclusively in the Federal or State Courts.

5.2 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, or telegraphed.

5.3 Attorney’s Fees. In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys’ fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

5.4 Confidentiality. The parties, their officers, directors, and agents will keep confidential all information and materials regarding the other Party designated by such Party as confidential. The provisions of this shall not apply to any information which is or shall become part of the public domain through no fault of the Party subject to the obligation from a third party with a right to disclose such information free of obligation of confidentiality. The parties agree that no public disclosure will be made by either Party of the existence of the Transaction or the letter of intent or any of its terms without first advising the other Party and obtaining its prior written consent to the proposed disclosure, unless such disclosure is required by law, regulation or stock exchange rule.

5.5 Expenses. Except as otherwise set forth herein, each party shall bear its own costs and expenses associated with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, all costs and expenses incurred by Target and Acquirer after the Closing shall be borne by the surviving entity. After the Closing, the costs and expenses of the Target Shareholders shall be borne by Acquirer.

5.6 Entire Agreement. This Agreement represents the entire agreement between the parties relating to the transaction. There are no other courses of dealing, understandings, agreements, representations, or warranties, written or oral, except as set forth herein.

5.7 Survival. The representations and warranties of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated.

5.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

5.9 Amendment or Waiver. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a writing signed by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the party or parties for whose benefit the provision is intended.

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the 21st day of May, 2012.

Yaterra Ventures Corp.	PureSpectrum, Inc.

By:/s/: David K. Ryan	By: /s/: Cedric Atkinson
Name: David K. Ryan	Name: Cedric Atkinson
Title: Board of Directors	Title: President

Secured Creditors:

Barclay Lyons:	War Chest Capital Multi-Strategy Fund, LLC

By:/s/: Todd Violetts	By: War Chest Capital Partners, LLC
Todd Violette, Managing	Managing Member
Director

By: /s/: Howard Blum
Howard Blum, Managing Member

The EP Group, Inc.	Greyhawk Equities, LLC

By: /s/: Evan Prizer	By: /s/: Dan Garber
Evan Prizer, President	Dan Garber, Managing Member

Caesar Capital, LLC

By: /s/: Mike Woloshin
Mike Woloshin, Managing Member